EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                 October 9, 2007

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE

www.isa.gov.il                      www.tase.co.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

       Subject of the Event: Resolutions Regarding the Preference Dividend

At its meeting on October 9, 2007, the Board of Directors of the Bank adopted the following resolutions:

a. In the judgment of August 5, 2007, the Tel Aviv District Court ruled that as long as no dividend is distributed on the Bank's Preference Shares (the Preference C, CC, CC1, D and DD shares) no interest accrues on the Bank's perpetual deposits with the Ministry of Finance. The judgment goes on to rule that the Bank's claim was dismissed. Since the Bank's claim addressed not merely the issue of the accrual of interest on the perpetual deposits in the absence of the distribution of dividend, but also its accrual and the payment thereof when dividend in arrears is being paid (including on a liquidation) and whereas, based on the Court's ruling regarding the dismissal of the Bank's action, it could be argued that the judgment also negates the Bank's right to accrued interest against payment of dividend on the Preference Shares that is in arrears (which result is intrinsically incorrect, and it is reasonable to assume that this is not what the Court intended) - an appeal will be filed by the Bank against the dismissal of its claim in regard to the payment of the accrued interest on the perpetual deposits against the payment of dividend that is in arrears.

     Notwithstanding the foregoing, the appeal will not be filed if the Bank is supplied with sufficient clarification by the State that the State agrees to pay accrued interest on the perpetual deposits against payment of dividend that is in arrears.

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b.   In light of the above judgment of the Tel Aviv District Court of August 5,
     2007, that ruled that as long as no dividend is distributed to the holders of the Bank's Preference Shares (the Preference C, CC, CC1, D and DD shares) - no interest accrues on the Bank's perpetual deposits with the Ministry of Finance, and after the Board considered the interests of both the Bank's shareholders and those of the creditors of the Bank, the Board reached the conclusion that it would be proper for the Bank to act to revive the distribution of dividend to the holders of the Preference Shares.

c. Since Article 133 of the articles of association of the Bank prevents the distribution of dividend otherwise than out of the Bank's profits, and as, since the third quarter of 2002, the Bank has had no further (even nominal) profits to enable it to effect a distribution of dividend while complying with such restriction, the Board recommends to the General Meeting of the Bank to amend Article 133 of the articles of the Bank, in a manner that would enable the distribution of dividend not merely out of profits but also out of the interest payable to the Bank on its perpetual deposits at the Ministry of Finance. Pursuant thereto, the Board recommends to the General Meeting to amend Article 133 of the Bank's articles of association in a manner whereby the existing wording thereof will be replaced by the following wording:

          "133. No dividend will be paid otherwise than out of the profits of the Company and/or out of interest that will be paid to the Company in respect of the Company's perpetual deposits with the Treasury, and no dividend will bear interest against the Company.

     In this Article 133 above:

     `THE COMPANY'S PERPETUAL DEPOSITS WITH THE TREASURY' means deposits in the amount and/or out of the proceeds of the issue of the Preference C, CC, CC1, D and DD shares that have been deposited by the Company with the Treasury of the State of Israel (hereinafter: "THE TREASURY").

     `PAYMENT OF DIVIDEND OUT OF THE INTEREST THAT WILL BE PAID TO THE COMPANY IN RESPECT OF ITS PERPETUAL DEPOSITS WITH THE TREASURY' means payment of dividend by reason and/or in consequence of which the Company is assured that contemporaneously or soon after the payment thereof it will effectively receive from the Treasury, interest on its perpetual deposits held with the Treasury in an amount equal to the dividend that is paid.

     The Company will also be entitled to declare a distribution of dividend that will be made out of the interest on its perpetual deposits with the Treasury, and subject to the receipt thereof.

     Nothing contained above will be construed as imposing any obligation on the Company to continue to maintain with the Treasury or elsewhere, the Company's perpetual deposits with the Treasury and/or preserve the conditions thereof and/or as conferring upon the members (the shareholders) of the Company, any right whatsoever in connection with, or in, the above deposits."

d. Since, as stated above, in light of the way in which the Tel Aviv District Court's judgment of August 5, 2007 was worded, a claim could be raised to the effect that the Bank has no right to receive accrued interest on its perpetual deposits with the Treasury against a distribution of dividend in arrears on the Preference Shares and in order to remove any doubt with respect to the Bank's right to distribute in such circumstances a current preference dividend without any (previous or concurrent) distribution of a preference dividend that is in arrears, the board recommends to the General Meeting of the Bank to amend Article 132A of the articles of association of the Bank by adding a new Article 132A to provide as follows:


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     "132A. Whenever the Company is unable - by reason of the restriction prescribed in Article 133 hereof - to distribute a fixed accrued preference dividend that is in arrears on the Preference Shares (the Preference C, CC and CC1 shares and the Preference D and DD shares) and on the Preferred Ordinary Shares (the Preference Shares and the Preferred Ordinary Shares being hereinafter referred to in this Regulation jointly as - "THE ABOVE SHARES"), but will be able to distribute a fixed current preference dividend in respect of the Preference Shares, the Board of Directors of the Company may resolve (declare) a distribution of a current fixed preference dividend in respect of the Preference Shares without there also being recommended and/or declared and/or distributed previously or contemporaneously or at all, the arrears of the fixed preference dividend on the Above Shares. The terms of this Article 132A will apply notwithstanding any provision to the contrary contained in the Company's articles."

     The addition of Article 132A will be made subject to the amendment of
     Article 133 to the articles, as proposed above.

e. To convene a special General Meeting of the Bank to amend the articles of association of the Bank pursuant to the Board's recommendation set out above, and authorize the Chairman of the Board to determine the date on which it will be convened.

f. To apply to the Supervisor of Banks to obtain his approval for the distribution of a dividend to the holders of the Preference Shares, subject to the amendment of the articles as proposed above, and receiving the Court's approval to the proposed distribution, as required by the provisions of the Companies Law.

The date and time when the Company was first made aware of the event or matter:

October 9, 2007 at 2:00 P.M.


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